2024 MINNTAC AND KEETAC MINERAL RESOURCES & RESERVES ESTIMATE AS OF JANUARY 1 2024 C7507 C7507-TN-001-RevA

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 2 of 19 APPROVAL Description Name Title Signature Date Author Claude Bisaillon Sr. Geological Engineer 2024-02-01 Author Melanie LaRoche- Boisvert Mining Engineer 2024-02-01 DRA Approved Daniel Gagnon VP Mining 2024-02-01 US Steel Approved REVISION RECORD Revision Description Date A Initial Draft February 1, 2024

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 3 of 19

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate

TABLE OF CONTENTS

1 PURPOSE 5

2 MINNTAC MINE 2024 MINERAL RESOURCES AND RESERVES ESTIMATE 5

2.1 Minntac Mineral Resource Estimate 5

2.2 Minntac Mineral Reserve Estimate 6

2.2.1 Pit Optimization 6

2.2.2 Pit Optimization Results 8

2.2.3 Pit Design 10

2.2.4 Mineral Reserve Classification 11

2.2.5 Mineral Reserves 11

3 KEETAC MINE 2024 MINERAL RESOURCES AND RESERVES ESTIMATE 13

3.1 Keetac Mineral Resource Estimate 13

3.2 Keetac Mineral Reserve Estimate 14

3.2.1 Pit Optimisation 14

3.2.2 Pit Optimization Results 16

3.2.3 Pit Design 17

3.2.4 Mineral Reserve Classification 18

3.2.5 Mineral Reserves 18

LIST OF FIGURES

Figure 2.1 – Permit to Mine Boundaries 7

Figure 2.2 – Comparison of Pit Shells without Considering the Permit to Mine Boundary – East Deposit 9

Figure 2.3 – Comparison of Pit Shells without Considering the Permit to Mine Boundary – West Deposit 10

Figure 2.4 – Haul Ramp 11

Figure 3.1 – Permit to Mine Boundary 15

Figure 3.2 – Comparison of Pit Shells without Considering the Permit to Mine Boundary 17

Figure 3.3 – Haul Ramp 18

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// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate

1 PURPOSE

United States Steel (US Steel) has requested DRA Americas to prepare independent estimates of the mineral resources and mineral reserves at its Minntac and Keetac iron ore mines in the state of Minnesota. This report is an excerpt of the SK-1300 TRS reports for Minntac and Keetac mines

2 MINNTAC MINE 2024 MINERAL RESOURCES AND RESERVES ESTIMATE

2.1 Minntac Mineral Resource Estimate

Two (2) (3-D) block models were updated by DRA in the HxGN MinePlan software one for each of the East and West deposits. The model for the Sherman deposit was not updated as there is no new information relevant to the deposit. The block models were used to evaluate the Mineral Resources; the parameters used are detailed in the following sections.

The Minntac deposits are composed of various layers of materials; the bottom of each layer was modeled based on the intercepts identified in each drill hole. Surfaces and 3-D solids were then created from these intercepts, and the blocks were coded according to the layer to which their centroids belong.

The open-pit Mineral Resources for the Minntac deposits, exclusive of Mineral Reserves, are estimated at 892.5 MLT of Indicated resources with an average grade of 18.19% MagFe, 5.82% concentrate silica and 26.98% weight recovery, representing a total of 234.2 MNT of pellets. There are also 352.2 MLT of Inferred resources grading 18.29% MagFe, 6.22% concentrate silica and 27.31% weight recovery, representing a total of 96.7 MNT of pellets. These results are summarized below in Table 2.1.

Table 2.1 – Mineral Resources Estimate by Deposit – Effective January 1, 2024

		Deposit			
		East Pit	West Pit	Sherman	Total
Indicated Resources	Tonnage (MLT)	374.7	389.8	128.0	892.5
	MagFe (%)	18.66	17.43	19.18	18.19
	Concentrate Silica (%)	6.28	5.96	4.04	5.82
	Weight Recovery (%)	27.96	25.98	27.15	26.98
	Pellets (MNT)	98.3	96.4	39.5	234.2
Inferred Resources	Tonnage (MLT)	211.6	106.2	34.4	352.2
	MagFe (%)	18.71	17.45	18.30	18.29
	Concentrate Silica (%)	6.34	6.56	4.46	6.22
	Weight Recovery (%)	28.18	26.22	25.30	27.31

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// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate

	Pellets (MNT)	59.4	27.4	9.9	96.7

Footnotes:

1. The effective date of the Mineral Resource Estimate is January 1 2024.
2. Mineral Resources are reported in accordance SEC guidelines, exclusive of Mineral Reserves.
3. Mineral Resources were estimated using a price of $85 /NT pellets and include modifying factors related to mining cost, mining dilution and recovery, process recoveries and costs, and G&A.
4. Figures have been rounded to an appropriate level of precision for the reporting of Mineral Resources.
5. Due to rounding, some columns or rows may not compute as shown.
6. The Mineral Resources are stated as dry tons processed.

2.2 Minntac Mineral Reserve Estimate

The Report was based on the Mineral Resources estimated by DRA along with the geotechnical and economic parameters for the pit optimization.

2.2.1 Pit Optimization

The open pit optimization was conducted on the deposit to determine the economic pit limits. The optimisation was carried out using HxGN MinePlan's MSOPit module. The current ore and waste mining costs, processing costs, pellet price, as well as pit and plant operating parameters were considered. The optimiser operates on a net value calculation for all the block in the model (i.e., revenue from pellet sales minus the operating costs).

Only Indicated Mineral Resources from the 3D block model have been considered in the optimisation and mine plan. Table 2.2 presents the pit optimization parameters and Figure 2.1 presents the Permit to Mine boundary, limiting the reserves. These parameters reflect the ongoing operating parameters at the mine: a standard open pit truck and shovel operation and a production rate of 54 MLT of ore per year. The conversion from crude ore to saleable pellets is based on a formula provided by US Steel engineers and verified by DRA.

No Mineral Reserve estimate was performed for the Sherman deposit since this deposit is not located within the Permit to Mine boundary.

The Mineral Reserves are reported at a pellet price of $85/NT.

Table 2.2 – Mineral Reserve Pit Optimisation Parameters

Description	Unit	Value
General		
Pellets price	$/NT pellets	85.00
Pit slope angles	°	Overall slopes of 38.7° in waste rock and ore and 14.7° in overburden.
Mining limits	n/a	See Figure 2.1
Transportation cost	$/NT	5.00
Royalties	$/NT pellets	Variable
Crude ore to pellets conversion	n/a	$Long\ Tons\ Ore \times Weight\ Recovery \times 1.187267$

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// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate

Description	Unit	Value
Processing		
Weight recovery	%	$\frac{1}{Silica - 80.0527}\left(MagFe\left((0.0253729 \times Silica + 0.0952534) \times Silica - 11.2305\right) + (-0.00436977 \times Silica - 0.0164048) \times Silica + 1.96415\right)$
Concentrator costs	\$/NT pellets	$Fixed + variable\ costs$
Crusher costs	\$/NT pellets	$Fixed + variable\ costs$
Agglomerator costs	\$/NT pellets	*Fixed costs*
G&A	\$/NT pellets	*Fixed costs*
Total processing costs	\$/NT pellets	$Variable\ costs$
Mining		
Waste mining cost	\$/LT waste	*Fixed costs*
Surface mining cost	\$/LT surface	*Fixed costs*
Ore mining cost	\$/LT ore	*Fixed costs*

Figure 2.1 – Permit to Mine Boundaries


East Pit
West Pit

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// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 8 of 19 2.2.1.1 Pellet Price The $85/NT pellets price was selected based on public market research for valuation of the Minntac pellets. 2.2.1.2 Overall Slope Angles The slope angles used in the HxGN MinePlan MPSOPit optimizations follow the recommended overall slope of 38.7° in waste rock and ore and 14.9° in overburden. 2.2.1.3 Mine Dilution and Mining Recovery The Minntac deposit has an 8% slope and clear ore-waste contacts. Therefore, based on operational data, a mining loss of 0.4% was applied. 2.2.1.4 Mining, Processing, and G&A Costs The mining, processing, and G&A costs, and associated calculations and parameters, were provided by US Steel based on their current operations and validated by DRA. 2.2.1.5 Cut-Off Grades Material with a Silica grade less than 10%, and a MagFe grade greater than 14% is considered ore. These thresholds are based on the mill requirements and ensure that the material sent to be processed will profitably generate pellets. Any material which does not meet these criteria is considered waste and will be sent to a waste stockpile. In addition, oxidized material is defined as having MagFe/Total Fe < 30%. Any ore material meeting this criterion had its classification changed to oxidized material and was considered waste. Pit Optimization Results The optimal mining limits for the Minntac deposits were established using HxGN MinePlan’s MSOPit, using the Pseudoflow algorithm as well as the parameters described in Table 2.2. The East and West deposits are more constrained by the Permit to Mine Boundary rather than by economic considerations. Figures 02.2 and 02.3 present the results of the pit shell generation without considering the Permit to Mine Boundary. For the pits generated without considering the Permit to Mine Boundary, for both, the East and West deposits, the cashflows are positive. When looking at these pits, the revenue factor 1.00 pits would be chosen for each deposit at the ultimate pit limits; however, the pits must be constrained by the Permit to Mine Boundary. Given that the pits generated within the Permit to Mine Boundary would also have positive cashflows for every pit and that they are fully encompassed within the revenue factor 1.00 pits generated without considering the boundaries, the largest pits generated within the boundaries were chosen as the ultimate pit limits for the East and West Minntac deposits. In terms of tonnages, the largest pit within the East Permit to Mine Boundary is approximately equivalent to the revenue factor 0.45 pit generated without considering the Permit to Mine Boundary, as indicated in blue in Figure

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 9 of 19 2.2. Similarly, the largest pit within the West Permit to Mine Boundary is approximately equivalent to the 0.55 pit generated without considering the Permit to Mine Boundary, as indicated in blue in Figure 2.3. The selected pits contain a combined 1,128.4 MLT of ore and 601.8 MLT of waste, including surface material, for an overall strip ratio of 0.53. Figure 2.2 – Comparison of Pit Shells without Considering the Permit to Mine Boundary – East Deposit 0.00% 20.00% 40.00% 60.00% 80.00% 100.00% 120.00% 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 0 .1 0 0 .1 5 0 .2 0 0 .2 5 0 .3 0 0 .3 5 0 .4 0 0 .4 5 0 .5 0 0 .5 5 0 .6 0 0 .6 5 0 .7 0 0 .7 5 0 .8 0 0 .8 5 0 .9 0 0 .9 5 1 .0 0 1 .0 5 1 .1 0 1 .1 5 1 .2 0 U n d is c o u n te d C a s h fl o w s ( $ ) T o n n a g e ( M L T ) Revenue Factor Pit Shell Comparison - East Pit Ore Waste Undiscounted Cashflows Maximum pit within permit to mine boundary

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 10 of 19 Figure 2.3 – Comparison of Pit Shells without Considering the Permit to Mine Boundary – West Deposit Pit Design The next step in the Mineral Reserves estimation process is to design an operational pit that will form the basis of the production plan. These pit designs use the selected economic pit shells as a base and include smoothing pit walls, adding ramps to access the pit bottom and ensuring that the pits can be mined using the existing mining fleet. The pits were design in HxGN MinePlan. The following sections provide the parameters that were used for the open pit design and present the results. 2.2.3.1 Haul Road Design The ramps and haul roads have a width of 200 ft and a maximum slope of 8%, accommodating the 240t haul trucks used in the operation, as shown in Figure 2.4. Temporary haul roads will be built over the life of time to access different areas. 0.00% 20.00% 40.00% 60.00% 80.00% 100.00% 120.00% 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 0 .1 0 0 .1 5 0 .2 0 0 .2 5 0 .3 0 0 .3 5 0 .4 0 0 .4 5 0 .5 0 0 .5 5 0 .6 0 0 .6 5 0 .7 0 0 .7 5 0 .8 0 0 .8 5 0 .9 0 0 .9 5 1 .0 0 1 .0 5 1 .1 0 1 .1 5 1 .2 0 U n d is c o u n te d C a s h fl o w s ( $ ) T o n n a g e ( M L T ) Revenue Factor Pit Shell Comparison - West Pit Ore Waste Undiscounted Cashflows Maximum pit within permit to mine boundary

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 11 of 19 Figure 2.4 – Haul Ramp 2.2.3.2 Pit Slopes The pit designs follow the overall geotechnical slopes of 38.7° in waste rock and ore and 14.7° in overburden. 2.2.3.3 Open Pit Design Results The pit designs were used for the estimation of Mineral Reserves. The final pit designs delineate 1,502.3 MLT combined ore and waste material compared to 1,730.2 MLT in the pit shell. The difference is a 17.5% decrease in ore material and a 5.1% decrease in waste material, due to following the geotechnical pit slope parameters and ensuring practical mining areas, all the while ensuring the permit to mine boundaries are respected. Mineral Reserve Classification According to the Code of Federal Regulations, a mineral reserve is defined as “an estimate of tonnage and grade or quality of indicated and measured minerals resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted”. Mineral reserves can be classified as either proven, "the economically mineable part of a measured mineral resource [resulting] from conversion of a measured mineral resource”, or probable, “the economically mineable part of an indicated and, in some cases, a measured mineral resource”. Modifying factors are used to convert indicated and measured mineral resources to proven and probable mineral reserves. These include but are not limited to: “mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project”. Mineral Reserves The Mineral Reserves for the deposits are estimated at 931.3 million long tons of ore, with an average MagFe grade of 19.11%, an average silica grade of 6.20% and an average weight recovery of 28.55%. To access these

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate

reserves, 571.0 million long tons of waste, including surface material, will need to be mined for an overall strip ratio of 0.61 to 1 (waste/ore). Table 2.3 presents the open pit Mineral Reserves.

Table 2.3 – Minntac – Mineral Reserves Estimate by Pit – Effective January 1 2024

Deposit	Probable Reserves (MLT)	MagFe (%)	Silica (%)	Weight Recovery (%)	Waste (MLT)	Strip Ratio (Waste/Ore)	Pellets (MNT)
East	466.0	19.48	6.64	29.29	225.1	0.48	141.5
West	465.3	18.74	5.76	27.80	139.0	0.74	139.0
Total	931.3	19.11	6.20	28.55	571.0	0.61	280.5

Footnotes:

1. The effective date of the Mineral Reserve Estimate is January 1, 2024.
2. Mineral Reserves are reported in accordance SEC guidelines.
3. Mineral Reserves were estimated using a price of $85 /NT pellets and include modifying factors related to mining cost, mining dilution and recovery, process recoveries and costs, and G&A.
4. Figures have been rounded to an appropriate level of precision for the reporting of Mineral Reserves.
5. Due to rounding, some columns or rows may not compute as shown.
6. The Mineral Reserves are stated as dry tons processed.

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// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate

3 KEETAC MINE 2024 MINERAL RESOURCES AND RESERVES ESTIMATE

3.1 Keetac Mineral Resource Estimate

One (1) 3-D block model was created by DRA in the HxGN MinePlan software for the Keetac deposit. This block model was used to evaluate the Mineral Resources; the parameters used are detailed in the following sections.

The geological and structural context of the Keetac Mine is well-understood. The Banded Iron Formation (BIF), as recognized by geologists working in the Minnesota Iron Range, consists of four main units which dip shallowly (~5°) to the southeast:

- Upper Slate;
- Upper Chert;
- Lower Slate;
- Lower Chert.

As mentioned previously, the Lower Chert unit and its mineralized sub-units form the main ore body at the Keetac Mine. The current geological interpretation of the deposit has been aided by various reports and maps (both public and unpublished), as well as regular discussions with Keetac geologists and engineers.

The open-pit Mineral Resources for the Keetac deposit, exclusive of Mineral Reserves, are estimated at 675.9 MLT of Indicated resources with an average grade of 18.88% MagFe, 3.45% concentrate silica and 27.31% weight recovery, representing either a total of 214.7 MNT of BF pellets or a total of 153.3 MNT of DR pellets. An additional 522.6 MLT of Inferred resources are also reported at 18.39% MagFe, 4.37% concentrate silica and 26.83% weight recovery, representing either a total of 163.2 MNT of BF pellets or a total of 108.9 MNT of DR pellets. These results are summarized below in Table 3.1.

Table 3.1 – Keetac – Mineral Resource Estimate – Effective January 1, 2024

Description	Ore Tonnage (MLT)	MagFe (%)	Silica (%)	Weight Recovery (%)	BF Pellets (MNT)	DR Pellets
Indicated Resources	675.9	18.88	3.45	27.31	214.7	153.3
Inferred Resources	522.6	18.39	4.37	26.83	163.2	108.9

Footnotes:

1. The effective date of the Mineral Resource Estimate is January 1 2024
2. Mineral Resources are reported in accordance SEC guidelines, exclusive of Mineral Reserves.
3. Mineral Resources were estimated using a price of 85 $/NT pellets and include modifying factors related to mining cost, mining dilution and recovery, process recoveries and costs, and G&A.
4. Figures have been rounded to an appropriate level of precision for the reporting of Mineral Resources.
5. Due to rounding, some columns or rows may not compute as shown.
6. The Mineral Resources are stated as dry tons processed.
7. The BF and DR pellets tonnages cannot be added together to a combined total tonnage. They are mutually exclusive.

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// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate

3.2 Keetac Mineral Reserve Estimate

The Report was based on the Mineral Resources estimated by DRA along with geotechnical and economic parameters for the pit optimisation.

3.2.1 Pit Optimisation

The open pit optimisation was conducted on the deposit to determine the economic pit limits. The optimisation was carried out using HxGN MinePlan's MSOPit module. The current ore and waste mining costs, processing costs, pellet price, as well as pit and plant operating parameters were considered. The optimizer operates on a net value calculation for all the blocks in the model (i.e., revenue from pellet sales minus the operating costs).

Only Indicated Mineral Resources from the 3D block model have been considered in the optimisation and mine plan. Table 3.2 presents the pit optimisation parameters and Figure 3.1 presents the Permit to Mine boundary, limiting the reserves. These parameters reflect the ongoing operating parameters at the mine: a standard open pit truck and shovel operation and a production rate of 20 MLT of ore per year. The conversion from crude ore to saleable pellets is based on a formula provided by US Steel engineers and verified by DRA.

The Mineral Reserves are reported at a pellet price of $85/NT.

Table 3.2 – Mineral Reserve Pit Optimisation Parameters

Description	Unit	Value
General		
Pellets price	$/NT pellets	85.00
Pit slope angles	°	Overall slopes of 38.7° in waste rock and ore and 14.9° in overburden.
Mining limits	n/a	See Figure 3.1
Transportation cost	$/NT	5.00
Royalties	$/NT pellets	Variable
Crude ore to pellets conversion	n/a	$Long\ Tons\ Ore \times 1.163156$
Processing		
Concentrator costs	$/NT pellets	$Fixed + variable\ costs$
Crusher costs	$/NT pellets	$Fixed + variable\ costs$
Agglomerator costs	$/NT pellets	$Fixed\ costs$
G&A	$/NT pellets	$Fixed\ costs$
Total processing costs	$/NT pellets	$Variable\ costs$
Mining		
Waste mining cost	$/LT waste	$Fixed\ costs$
Surface mining cost	$/LT surface	$Fixed\ costs$
Ore mining cost	$/LT ore	$Fixed\ costs$

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// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 15 of 19 Figure 3.1 – Permit to Mine Boundary 3.2.1.1 Pellet Price The $85/NT pellets price was selected based on public market research as fair value of Keetac pellets. 3.2.1.2 Overall Slope Angles The slope angles used in the HxGN MinePlan MPSOPit optimisations follow the recommended overall slope of 38.7° in waste rock and ore and 14.9° in overburden. Mine Dilution and Mining Recovery The Keetac deposit has a 2-4° slope. and clear ore-waste contacts. Therefore, based on operational data, a mining loss of 0.4% was applied. 3.2.1.3 Mining, Processing, and G&A Costs The mining, processing, and G&A costs, and associated calculations and parameters, were provided by US Steel based on their current operations and validated by DRA.

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 16 of 19 3.2.1.4 Cut-Off Grades Lower Chert was considered ore if it met the following criteria: MagFe grade greater than 14% Liberation index less than 9% Weight recovery greater than 18% Ferrous/Ferris ratio less than 3.6% Upper Chert was considered ore if it met the same criteria as the Lower Chert; however, the weight recovery had to be greater than 20% based on expected lower recovery at the process plant for this type of ore. Pit Optimization Results The optimal pit mining limit for the deposit was established using HxGN MinePlan’s MSOPit, using the Pseudoflow algorithm as well as the parameters described in Table 3.2. The deposit is more constrained by the permit to mine limit than economic considerations. Figure 3.2 presents the results of the pit shell generation without considering the permit to mine boundary. For the pits generated without considering the permit to mine boundary, the cashflows are positive for every pit. When looking at these pits, the revenue factor 1.00 pit would be chosen as the ultimate pit limit; however, the pit must be constrained by the permit to mine boundary. Given that the pits generated within the permit to mine boundary also have positive cashflows for every pit and that they are fully encompassed within the revenue factor 1.00 pit generated without the permit to mine boundary, the largest pit generated within the permit to mine boundaries was chosen as the ultimate pit limit for the Keetac operation. In terms of tonnages, the largest pit within the permit to mine boundaries is approximately equivalent to the revenue factor 0.45 pit generated without considering the permit to mine boundary, as indicated in blue in Figure 3.2. Therefore, the largest pit within the permit to mine boundary was elected as the basis for the mineral reserve estimate. The selected pit contains 765.9 MLT of ore and 770.2 MLT of waste for an overall strip ratio of 1.01.

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 17 of 19 Figure 3.2 – Comparison of Pit Shells without Considering the Permit to Mine Boundary Pit Design The next step in the Mineral Reserves estimation process is to design an operational pit that will form the basis of the production plan. This pit design uses the chosen optimised pit shell as a base and includes smoothing pit walls, adding ramps to access the pit bottom and ensuring that the pit can be mined using the existing mining fleet. The pits were designed in HxGN MinePlan. The following sections provide the parameters that were used for the open pit design and present the results. 3.2.3.1 Haul Road Design The ramps and haul roads have a width of 200 ft and maximum slope of 8%, accommodating the 240t haul trucks used in the operation, as shown in Figure 3.3. The final pit design does not explicitly include ramps, since the bottom of the pit has a natural 8% slope which will allow equipment to maneuver. Therefore, temporary haul roads will be built over the life of mine to access different areas. 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 120.0% 0 500 1,000 1,500 2,000 2,500 3,000 3,500 0 .1 0 0 .1 5 0 .2 0 0 .2 5 0 .3 0 0 .3 5 0 .4 0 0 .4 5 0 .5 0 0 .5 5 0 .6 0 0 .6 5 0 .7 0 0 .7 5 0 .8 0 0 .8 5 0 .9 0 0 .9 5 1 .0 0 1 .0 5 1 .1 0 1 .1 5 1 .2 0 C a s h fl o w s ( % ) T o n n a g e ( M L T ) Pit Shell Pit Shell Comparison - Keetac Ore Waste BF CF DR CF Maximum pit within permit to mine boundary

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 18 of 19 Figure 3.3 – Haul Ramp 3.2.3.2 Pit Slopes The pit design follows the overall geotechnical slopes of 38.7° in waste rock and ore and 14.9° in overburden. 3.2.3.3 Open Pit Design Results The pit was used for the estimation of Mineral Reserves. The final pit design delineates a combined 1,149.5 MLT of ore and waste material, compared to 1,536.2 MLT in the pit shell. The difference is a 27.6% decrease in ore material and a 22.7% decrease in waste material, due to following the geotechnical pit slope parameters and ensuring practical mining areas, all the while ensuring the permit to mine boundaries are respected. Mineral Reserve Classification According to the Code of Federal Regulations, a mineral reserve is defined as “an estimate of tonnage and grade or quality of indicated and measured minerals resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted”. Mineral reserves can be classified as either proven, "the economically mineable part of a measured mineral resource [resulting] from conversion of a measured mineral resource”, or probable, “the economically mineable part of an indicated and, in some cases, a measured mineral resource”. Modifying factors are used to convert indicated and measured mineral resources to proven and probable mineral reserves. These include but are not limited to: “mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project”. Mineral Reserves The Mineral Reserves for the deposit are estimated at 554.2 MLT of ore, with an average MagFe grade of 19.36%, an average concentrate silica grade of 3.82% and an average weight recovery of 28.00%. To access these reserves, a total of 595.3 MLT of waste, including surface material, will need to be extracted, for a 1.07 strip ratio.

// 2024 Minntac and Keetac Mineral Resources & Reserves Estimate C5663-TN-001-Rev B Page 19 of 19 Processing the 554.2 million long tons of ore in the concentrator then in the pellet plant will produce either a total of 180.6 MNT of BF pellets or a total of 126.41 MNT of DR pellets. Table 3.3 presents the open pit Mineral Reserves. Table 3.3 – Keetac – Mineral Reserves Estimate – Effective January 1 2024 Probable Reserves (MLT) MagFe (%) Concentrate Silica (%) Weight Recovery (%) Waste (MLT) Strip Ratio (Waste/Ore) BF Pellets (MNT) DR Pellets (MNT) 554.2 19.36 3.82 28.00 595.3 1.07 180.6 126.41 Footnotes: 1. The effective date of the Mineral Reserve Estimate is January 1, 2024. 2. Mineral Reserves are reported in accordance SEC guidelines. 3. Mineral Reserves were estimated using a price of $85 /NT pellets and include modifying factors related to mining cost, mining dilution and recovery, process recoveries and costs, and G&A. 4. Figures have been rounded to an appropriate level of precision for the reporting of Mineral Reserves. 5. Due to rounding, some columns or rows may not compute as shown. 6. The Mineral Reserves are stated as dry tons processed. 7. The BF and DR pellets tonnages cannot be added together to a combined total tonnage. They are mutually exclusive.